UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March, 2017

Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒                Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date: March 9, 2017	By:	/s/ Jeffrey Crystal
Jeffrey Crystal, Chief Financial Officer

Intertape Polymer Group Reports 2016 Fourth Quarter and Annual Results

MONTREAL, QUEBEC and SARASOTA, FLORIDA – March 9, 2017 - Intertape Polymer Group Inc. (TSX:ITP) (the “Company”) today released results for the fourth quarter and year ended December 31, 2016. All amounts in this press release are denominated in US dollars unless otherwise indicated and all percentages are calculated on unrounded numbers. For more information, you may refer to the Company’s management’s discussion and analysis and audited consolidated financial statements and notes thereto as of December 31, 2016 and 2015 and for the three-year period ended December 31, 2016.

Fourth Quarter 2016 Highlights (as compared to fourth quarter 2015):

•	Revenue increased 7.3% to $209.9 million primarily due to an increase in sales volume of certain tape and woven products and additional revenue from the Powerband and TaraTape acquisitions(1), which was partially offset by a decrease in average selling price, including the impact of product mix.

•	Gross margin increased to 25.6% from 23.4% primarily due to insurance claim settlement proceeds related to the South Carolina Flood(2) (“Insurance Proceeds”) and the favourable impact of the Company’s manufacturing cost reduction programs. These favourable items were partially offset by the non-recurrence of the reversal of a 2010 impairment for manufacturing equipment of $2.7 million recorded in the fourth quarter of 2015.

•	Net earnings attributable to the Company shareholders (“IPG Net Earnings”) increased $4.2 million to $21.7 million primarily due to a decrease in manufacturing facility closure charges and an increase in gross profit both of which were mainly due to Insurance Proceeds of $17.4 million recognized in the fourth quarter of 2016 as compared to $5.0 million in the fourth quarter of 2015, partially offset by an increase in income tax expense. The Company estimates that its IPG Net Earnings for the fourth quarter of 2016 were positively impacted by the South Carolina Flood by approximately $9.2 million as a result of Insurance Proceeds offsetting the negative impact of the South Carolina Flood.

•	Adjusted net earnings(3)(4) increased $1.3 million to $18.0 million primarily due to an increase in gross profit, partially offset by an increase in income tax expense. The Company estimates that its adjusted net earnings for the fourth quarter of 2016 were positively impacted by the South Carolina Flood by approximately $3.7 million as a result of Insurance Proceeds offsetting the negative impact of the South Carolina Flood.

•	Adjusted EBITDA(3) increased 43.6% to $35.3 million primarily due to an increase in gross profit mainly due to Insurance Proceeds recognized in the fourth quarter of 2016. The Company estimates that its adjusted EBITDA for the fourth quarter of 2016 was positively impacted by the South Carolina Flood by approximately $6.0 million as a result of Insurance Proceeds offsetting the negative impact of the South Carolina Flood.

•	Cash flows from operating activities increased by $23.1 million to $65.0 million and free cash flows(2) increased by $17.5 million to $50.8 million. These increases are primarily due to an increase in operating profit and accounts payable and accrued liabilities.

Fiscal Year 2016 Highlights (as compared to fiscal year 2015):

•	Revenue increased 3.4% to $808.8 million primarily due to Acquisitions(1), increased sales volume in the Company’s tape and woven products, and a lower South Carolina Commissioning Revenue Reduction(5) of $4.6 million in 2016, which was partially offset by a decrease in average selling price, including the impact of product mix.

•	Gross margin increased to 23.7% from 21.5% primarily due to Insurance Proceeds, the favourable impact of the Company’s manufacturing cost reduction programs, an increase in the spread between selling prices and raw material costs, and the non-recurrence of South Carolina Duplicate Overhead Costs(5). These favourable items were partially offset by the negative impact of the South Carolina Flood and an unfavourable product mix.

•	Selling, general and administrative expenses (“SG&A”) increased $18.5 million to $102.6 million primarily due to (i) an increase in share-based and variable compensation expenses, (ii) an increase in employee related costs to support growth initiatives (iii) additional SG&A resulting from the Acquisitions and (iv) a provision for the settlement of an outstanding litigation.

•	IPG Net Earnings decreased $5.6 million to $51.1 million primarily due to increases in SG&A and income tax expense, partially offset by an increase in gross profit. The Company estimates that its IPG Net Earnings for 2016 were positively impacted by the South Carolina Flood by approximately $2.3 million as a result of Insurance Proceeds totalling $22.4 million offsetting the negative impact of the South Carolina Flood.

•	Adjusted EBITDA increased 17.2% to $119.5 million primarily due to an increase in gross profit, partially offset by an increase in SG&A. The Company estimates that its adjusted EBITDA in 2016 was negatively impacted by the South Carolina Flood by approximately $0.9 million net of the benefit from Insurance Proceeds.

•	Cash flows from operating activities increased by $5.9 million to $108.1 million primarily due to higher operating profit.

•	Free cash flows decreased by $9.8 million to $58.2 million due to an increase in capital expenditures.

•	Total dividends paid increased by 5.6% to approximately $31.4 million or $0.54 per share.

(1)	“Powerband” refers to Powerband Industries Private Limited, “Better Packages” refers to BP Acquisition Corporation, “TaraTape” refers to RJM Manufacturing, Inc., and “Acquisitions” refers collectively to the Company’s 2016 acquisition of Powerband and 2015 acquisitions of Better Packages and TaraTape.

(2)	“South Carolina Flood” refers to significant rainfall and subsequent severe flooding on October 4, 2015 that resulted in considerable damage to and the permanent closure of the Columbia, South Carolina manufacturing facility eight to nine months in advance of the planned shut down.
(3)	Non-GAAP financial measure. For definitions and a reconciliation of non-GAAP financial measures to their most directly comparable GAAP financial measures, see “Non-GAAP Financial Measures” below.
(4)	As disclosed in the Company’s press release on March 1, 2017, the adjusted net earnings and adjusted earnings per share for the interim and annual periods in fiscal 2014 and 2015, and the first three interim periods in fiscal 2016 were amended to correct a clerical error in the calculation of the income tax effect of the adjustments made in determining Adjusted Net Earnings and Adjusted Earnings Per Share. See “Non-GAAP Financial Measures” below.
(5)	“South Carolina Commissioning Revenue Reduction” refers to the sales attributed to the commissioning efforts of the production lines that were accounted for as a reduction of revenue and a corresponding reduction of the cost of the South Carolina Project. “South Carolina Project” refers to the previously announced relocation and modernization of the Company’s Columbia, South Carolina manufacturing operation. This project primarily involved moving the Company’s duct tape and masking tape production to a new state-of-the-art facility in Blythewood, South Carolina as well as moving flatback tape production to the Company’s existing facility in Marysville, Michigan. “South Carolina Duplicate Overhead Costs” refers to temporary operating cost increases related to operating both plants in South Carolina simultaneously and performing planned actions to mitigate risk associated with new technology, including state-of-the-art equipment, to support the South Carolina Project.

Other Announcements:

•	In November 2016, the Company received a payment of $19.5 million representing the remaining Insurance Proceeds related to the South Carolina Flood due to the Company, net of the applicable deductible, as part of the $30.0 million settlement reached by the Company and its insurers in October 2016.

•	On March 8, 2017, the Board of Directors declared a quarterly cash dividend of $0.14 per common share payable on March 31, 2017 to shareholders of record at the close of business on March 21, 2017. These dividends will be designated by the Company as “eligible dividends” as defined in Subsection 89(1) of the Income Tax Act (Canada).

“We are pleased by our results and what we accomplished in 2016. Adjusted EBITDA increased by over 17% and capital expenditures reached a record high of $50.0 million comprised primarily of strategic growth projects. Furthermore, we believe that Powerband, our third acquisition since we resumed our mergers and acquisitions program, represents an important step towards building a more significant global presence and being established in a low-cost, high-growth jurisdiction,” said Greg Yull, President and CEO.

“Adjusted EBITDA for 2016 was $119.5 million and in line with our guidance. Considering Insurance Proceeds, the impact of the South Carolina Flood was relatively neutral for the year. However, we expect that the negative impact of lost sales volume will persist as a headwind into 2017, but we are working hard to recapture at least a portion of that sales volume incrementally as we progress through the year.

“Revenues increased 3.4% to reach $808.8 million, fueled primarily by the Acquisitions and sales of certain carton sealing tapes, duct tape and building and construction woven products, partially offset by a decrease in average selling price, including the impact of product mix. Excluding the negative impact from the South Carolina Flood of approximately $25.5 million in 2016 and $8.6 million in 2015, revenues could have increased by 5.5%.

“In the past two fiscal years, we initiated several capital expenditure projects that we believe will generate high returns and will be completed this year and in 2018. For 2017, we expect capital expenditures of $75 to $85 million, representing a significant increase over the previous year. As we have previously stated, we believe that we have a lot of opportunities to continue to invest in our capital asset base, and so we expect our spend level to remain elevated for several years.

“On the acquisition front, we are very pleased with the integration process to date, operational synergies and profit contribution derived from the Better Packages and TaraTape acquisitions. The closing of TaraTape’s Fairless Hills, Pennsylvania facility announced in November 2016 has proceeded as planned and has increased our estimated total annual synergies to between $4 and $6 million from between $2 and $4 million as initially expected.

“As previously communicated, our goal is to reach $1.5 billion in revenues with at least a 15% adjusted EBITDA margin in the next five to seven years. In view of these goals and existing opportunities, the main focus of our capital allocation strategy remains on investments in our business such as acquisitions and capital expenditures. We are very pleased with the achievements of our team in 2016 and we look forward to realizing the completion of several key projects in 2017,” concluded Mr. Yull.

Outlook

•	The Company expects gross margin for 2017 to be between 23% and 24%.

•	Adjusted EBITDA for 2017 is expected to be between $127 and $137 million.

•	Manufacturing cost reductions for 2017 are expected to be between $10 and $12 million.

•	Total capital expenditures for 2017 are expected to be between $75 and $85 million.

•	The Company expects a 25% to 30% effective tax rate for 2017 and cash taxes paid in 2017 to be approximately half of the income tax expense in 2017, excluding the potential impact of any significant tax reform legislation and changes in the mix of earnings between jurisdictions.

•	Revenue, gross margin and adjusted EBITDA in the first quarter of 2017 are expected to be greater than in the first quarter of 2016.

Conference Call

A conference call to discuss the Company’s 2016 fourth quarter and annual results will be held Thursday, March 9, 2017, at 10 A.M. Eastern Time. Participants may dial 877-291-4570 (USA & Canada) and 647-788-4919 (International).

AN ACCOMPANYING PRESENTATION WILL ALSO BE AVAILABLE. PLEASE CLICK THE LINK OR TYPE INTO YOUR BROWSER TO ACCESS:

https://www.itape.com/investor%20relations/events%20and%20presentations/investor%20presentations

You may access a replay of the call by dialing 800-585-8367 (USA & Canada) or 416-621-4642 (International) and entering Access Code 77476846. The recording will be available from March 9, 2017 at 1:00 P.M. until April 9, 2017 at 11:59 P.M. Eastern Time.

About Intertape Polymer Group Inc.

Intertape Polymer Group Inc. is a recognized leader in the development, manufacture and sale of a variety of paper and film based pressure-sensitive and water-activated tapes, polyethylene and specialized polyolefin films, woven coated fabrics and complementary packaging systems for industrial and retail use. Headquartered in Montreal, Quebec and Sarasota, Florida, the Company employs approximately 2,200 employees with operations in 17 locations, including 11 manufacturing facilities in North America, one in Europe and one in India.

For information about the Company, visit www.itape.com.

Forward-Looking Statements

This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (collectively, “forward-looking statements”), which are made in reliance upon the protections provided by such legislation for forward-looking statements. All statements other than statements of historical facts included in this press release, including statements regarding dividends; the impact of the Powerband acquisition on the Company’s global presence and establishment in a low-cost, high-growth jurisdiction; the impact of the South Carolina Flood in 2017; the Company’s capital expenditure projects, including the related costs, timing, and expected returns; the expected synergies from the TaraTape transaction, including from the closure of the TaraTape facility; the Company’s revenue and adjusted EBITDA margin goals, including the related expected timing of achievement and focus of the Company’s capital allocation strategy; the Company’s first quarter and full year 2017 outlook, including Adjusted EBITDA, gross margin, manufacturing cost reductions, capital expenditures, effective tax rate and income tax expenses and revenue, may constitute forward-looking statements. These forward-looking statements are based on current beliefs, assumptions, expectations, estimates, forecasts and projections made by the Company’s management. Words such as “may,” “will,” “should,” “expect,” “continue,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe” or “seek” or the negatives of these terms or variations of them or similar terminology are intended to identify such forward-looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: business conditions and growth or declines in the Company’s industry, the Company’s customers’ industries and the general economy; the anticipated benefits from the Company’s manufacturing facility closures and other restructuring efforts; the anticipated benefits from the Company’s acquisitions; the anticipated benefits from the Company’s capital expenditures; the quality and market reception of the Company’s products; the Company’s anticipated business strategies; risks and costs inherent in litigation; the Company’s ability to maintain and improve quality and customer service; anticipated trends in the Company’s business; anticipated cash flows from the Company’s operations; availability of funds under the Company’s Revolving Credit Facility; and the Company’s ability to continue to control costs. The Company can give no assurance that these estimates and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Readers are cautioned not to place undue reliance on any forward-looking statement. For additional information regarding important factors that could cause actual results to differ materially from those expressed in these forward-looking statements and other risks and uncertainties, and the assumptions underlying the forward-looking statements, you are encouraged to read “Item 3 Key Information - Risk Factors”, “Item 5 Operating and Financial Review and Prospects (Management’s Discussion & Analysis)” and statements located elsewhere in the Company’s annual report on Form 20-F for the year ended December 31, 2015 and the other statements and factors contained in the Company’s filings with the Canadian securities regulators and the US Securities and Exchange Commission. Each of these forward-looking statements speaks only as of the date of this press release. The Company will not update these statements unless applicable securities laws require it to do so.

Note to readers: Complete consolidated financial statements and Management’s Discussion & Analysis are available on the Company’s website at www.itape.com in the Investor Relations section or under the Company’s profile on SEDAR at www.sedar.com.

FOR FURTHER INFORMATION PLEASE CONTACT:

MaisonBrison Communications

Pierre Boucher

514-731-0000

Intertape Polymer Group Inc.

Consolidated Earnings

Periods ended December 31

(In thousands of US dollars, except per share amounts)

	Three months ended December 31 (unaudited)		Year ended December 31
	2016	2015	2016	2015
	$	$	$	$
Revenue	209,909	195,677	808,801	781,907
Cost of sales	156,174	149,885	617,314	613,895

Gross profit	53,735	45,792	191,487	168,012

Selling, general and administrative expenses	25,576	25,765	102,580	84,072
Research expenses	3,227	2,753	10,790	9,459

	28,803	28,518	113,370	93,531

Operating profit before manufacturing facility closures, restructuring and other related (recoveries) charges	24,932	17,274	78,117	74,481
Manufacturing facility closures, restructuring and other related (recoveries) charges	(7,744)	2,683	2,408	3,666

Operating profit	32,676	14,591	75,709	70,815

Finance costs (income)
Interest	1,236	1,036	4,398	3,553
Other expense (income), net	15	504	605	(393)

	1,251	1,540	5,003	3,160

Earnings before income tax expense (benefit)	31,425	13,051	70,706	67,655
Income tax expense (benefit)
Current	3,454	2,592	8,757	8,185
Deferred	6,272	(7,033)	10,812	2,798

	9,726	(4,441)	19,569	10,983

Net earnings	21,699	17,492	51,137	56,672

Net Earnings attributable to:
Company shareholders	21,682	17,492	51,120	56,672
Non-controlling interest	17	—	17	—

	21,699	17,492	51,137	56,672

Earnings per share attributable to
Company shareholders
Basic	0.37	0.30	0.87	0.95
Diluted	0.36	0.29	0.85	0.93

Intertape Polymer Group Inc.

Consolidated Cash Flows

Periods ended December 31

(In thousands of US dollars)

	Three months ended December 31 (unaudited)		Year ended December 31
	2016	2015	2016	2015
	$	$	$	$
OPERATING ACTIVITIES
Net earnings	21,699	17,492	51,137	56,672
Adjustments to net earnings
Depreciation and amortization	8,673	10,594	30,978	30,880
Income tax expense	9,726	(4,441)	19,569	10,983
Interest expense	1,236	1,036	4,398	3,553
Non-cash charges in connection with manufacturing facility closures, restructuring and other related charges	217	4,835	5,204	4,620
Impairment of inventories	92	357	1,997	760
Share-based compensation expense	1,615	2,348	8,201	3,249
Pension, post-retirement and other long-term employee benefits	803	629	2,913	2,654
(Gain) loss on foreign exchange	(357)	286	(510)	(1,308)
Impairment (reversals of impairment) of assets	56	(5,796)	226	(5,796)
Other adjustments for non cash items	(27)	192	50	(488)
Income taxes paid, net	(1,456)	(191)	(7,193)	(5,209)
Contributions to defined benefit plans	(326)	(405)	(1,268)	(1,877)

Cash flows from operating activities before changes in working capital items	41,951	26,936	115,702	98,693

Changes in working capital items
Trade receivables	2,924	12,164	(8,920)	4,605
Inventories	6,111	(3,570)	(4,074)	(6,105)
Parts and supplies	(196)	(545)	(1,053)	(1,747)
Other current assets	1,353	(521)	451	5,700
Accounts payable and accrued liabilities	14,563	8,473	5,304	3,090
Provisions	(1,754)	(1,082)	725	(1,968)

	23,001	14,919	(7,567)	3,575

Cash flows from operating activities	64,952	41,855	108,135	102,268

INVESTING ACTIVITIES
Acquisition of subsidiaries, net of cash acquired	—	(11,000)	(41,855)	(26,234)
Purchases of property, plant and equipment	(14,170)	(8,514)	(49,972)	(34,301)
Proceeds from disposals of property, plant and equipment	35	(16)	70	1,355
Other investing activities	154	(174)	(92)	(50)

Cash flows from investing activities	(13,981)	(19,704)	(91,849)	(59,230)

FINANCING ACTIVITIES
Proceeds from borrowings	25,206	29,833	180,604	191,279
Repayment of borrowings	(51,306)	(34,785)	(155,630)	(160,473)
Interest paid	(1,399)	(1,158)	(4,739)	(3,740)
Proceeds from exercise of stock options	630	306	1,452	1,559
Repurchases of common shares	—	(5,337)	(1,697)	(30,018)
Dividends paid	(8,047)	(7,502)	(31,365)	(29,695)
Other financing activities	1	1	(160)	(150)

Cash flows from financing activities	(34,915)	(18,642)	(11,535)	(31,238)

Net increase in cash	16,056	3,509	4,751	11,800
Effect of foreign exchange differences on cash	(742)	23	(1,410)	(2,527)
Cash, beginning of period	5,642	14,083	17,615	8,342

Cash, end of period	20,956	17,615	20,956	17,615

Intertape Polymer Group Inc.

Consolidated Balance Sheets

As of

(In thousands of US dollars)

	December 31, 2016	December 31, 2015

	$	$
ASSETS

Current assets
Cash	20,956	17,615
Trade receivables	90,122	78,517
Inventories	103,470	100,551
Parts and supplies	16,368	15,265
Other current assets	11,321	8,699

	242,237	220,647
Property, plant and equipment	233,478	198,085
Goodwill	30,841	7,476
Intangible assets	34,050	12,568
Deferred tax assets	36,611	45,308
Other assets	3,380	3,178

Total assets	580,597	487,262

LIABILITIES

Current liabilities
Accounts payable and accrued liabilities	100,216	82,226
Provisions, current	3,851	2,209
Borrowings, current	7,604	5,702

	111,671	90,137
Borrowings, non-current	172,221	147,134
Pension, post-retirement and other long-term employee benefits	30,832	29,292
Deferred tax liabilities	9,332	—
Provisions, non-current	2,040	2,942
Other liabilities	11,558	1,029

	337,654	270,534

EQUITY

Capital stock	351,203	347,325
Contributed surplus	29,585	23,298
Deficit	(124,605)	(133,216)
Accumulated other comprehensive loss	(19,647)	(20,679)

Total equity attributable to Company shareholders	236,536	216,728
Non-controlling interest	6,407	—

Total equity	242,943	216,728

Total liabilities and equity	580,597	487,262

Non-GAAP Financial Measures

This press release contains certain non-GAAP financial measures as defined under applicable securities legislation, including adjusted net earnings (loss), adjusted earnings (loss) per share, EBITDA, adjusted EBITDA, adjusted EBITDA margin, and free cash flows. The Company believes such non-GAAP financial measures improve the period-to-period comparability of the Company’s results by providing more insight into the performance of ongoing core business operations. As required by applicable securities legislation, the Company has provided definitions of those measures and reconciliations of those measures to the most directly comparable GAAP financial measures. Investors and other readers are encouraged to review the related GAAP financial measures and the reconciliation of non-GAAP financial measures to their most directly comparable GAAP financial measures set forth below and should consider non-GAAP financial measures only as a supplement to, and not as a substitute for or as a superior measure to, measures of financial performance prepared in accordance with GAAP.

Adjusted Net Earnings (Loss)

A reconciliation of the Company’s adjusted net earnings (loss), a non-GAAP financial measure, to IPG Net Earnings, the most directly comparable GAAP financial measure, is set out in the adjusted net earnings (loss) reconciliation table below. Adjusted net earnings (loss) should not be construed as IPG Net Earnings as determined by GAAP. The Company defines adjusted net earnings (loss) as IPG Net Earnings before the controlling interest portion of (i) manufacturing facility closures, restructuring and other related charges (recoveries); (ii) share-based compensation expense (benefit); (iii) impairment of goodwill; (iv) impairment (reversal of impairment) of long-lived assets and other assets; (v) write-down on assets classified as held-for-sale; (vi) (gain) loss on disposal of property, plant and equipment; (vii) other discrete items as shown in the table below; and (viii) the income tax effect of these items. The term “adjusted net earnings (loss)” does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Adjusted net earnings (loss) is not a measurement of financial performance under GAAP and should not be considered as an alternative to IPG Net Earnings as an indicator of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included this non-GAAP financial measure because it believes that it allows investors to make a more meaningful comparison of the Company’s performance between periods presented by excluding certain non-cash expenses and non-recurring expenses.

Adjusted earnings (loss) per share is also presented in the following table and is a non-GAAP financial measure. Adjusted earnings (loss) per share should not be construed as IPG Net Earnings per share as determined by GAAP. The Company defines adjusted earnings (loss) per share as adjusted net earnings (loss) divided by the weighted average number of common shares outstanding, both basic and diluted. The term “adjusted earnings (loss) per share” does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers.

Adjusted earnings (loss) per share is not a measurement of financial performance under GAAP and should not be considered as an alternative to IPG Net Earnings per share as an indicator of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included this non-GAAP financial measure because it believes that it allows investors to make a more meaningful comparison of the Company’s performance between periods presented by excluding certain non-cash expenses and non-recurring expenses.

Adjusted Net Earnings Reconciliation to IPG Net Earnings(1)

(In millions of US dollars, except per share amounts and share numbers)

(Unaudited)

	Three months ended December 31,		Year ended December 31,
	2016	2015	2016	2015
	$	$	$	$
IPG Net Earnings	21.7	17.5	51.1	56.7
Manufacturing facility closures, restructuring and other related charges (recoveries)	(7.7)	2.7	2.4	3.7
Share-based compensation expense	1.6	2.3	8.2	3.2
Impairment (reversal of impairment) of long-lived assets and other assets	0.1	(5.8)	0.2	(5.8)
Loss (gain) on disposal of property, plant and equipment	0.0	0.2	0.1	(0.8)
Other Item: Litigation Settlement	—	—	1.9	—
Income tax effect of these items	2.4	(0.2)	(4.3)	0.6

Adjusted net earnings	18.0	16.7	59.7	57.6

IPG Net Earnings per share

Basic	0.37	0.30	0.87	0.95
Diluted	0.36	0.29	0.85	0.93

Adjusted earnings per share

Basic	0.31	0.28	1.02	0.96
Diluted	0.30	0.28	0.99	0.94

Weighted average number of common shares outstanding

Basic	58,899,366	58,802,897	58,727,751	59,690,968
Diluted	60,746,886	60,316,201	60,369,227	61,110,633

(1)	As disclosed in the Company’s press release on March 1, 2017, adjusted net earnings and adjusted earnings per share for the interim and annual periods in fiscal 2014 and 2015, and the first three interim periods in fiscal 2016 were amended to correct a clerical error in the calculation of the income tax effect caption. For the purpose of a consistent presentation of all periods, certain prior period amounts have been conformed to current period presentation.

EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin

A reconciliation of the Company’s EBITDA, a non-GAAP financial measure, to net earnings (loss), the most directly comparable GAAP financial measure, is set out in the EBITDA reconciliation table below. EBITDA should not be construed as earnings (loss) before income taxes, net earnings (loss) or cash flows from operating activities as determined by GAAP. The Company defines EBITDA as net earnings (loss) before (i) interest and other finance costs; (ii) income tax expense (benefit); (iii) amortization of intangible assets; and (iv) depreciation of property, plant and equipment. Adjusted EBITDA is defined as EBITDA before (i) manufacturing facility closures, restructuring and other related charges; (ii) stock-based compensation expense (benefit); (iii) impairment of goodwill; (iv) impairment (reversal of impairment) of long-lived assets and other assets; (v) write-down on assets classified as held-for-sale; (vi) (gain) loss on disposal of property, plant and equipment; and (vii) other discrete items as shown in the table below. The Company defines Adjusted EBITDA margin as Adjusted EBITDA as a percentage of revenue. The terms “EBITDA”, “adjusted EBITDA” and “adjusted EBITDA margin” do not have any standardized meanings prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. EBITDA, adjusted EBITDA and adjusted EBITDA margin are not measurements of financial performance under GAAP and should not be considered as alternatives to cash flows from operating activities or as alternatives to net earnings (loss) as indicators of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included these non-GAAP financial measures because it believes that they permit investors to make a more meaningful comparison of the Company’s performance between periods presented by excluding certain non-operating expenses as well as certain non-cash expenses and non-recurring expenses. In addition, EBITDA, adjusted EBITDA and adjusted EBITDA margin are used by management and the Company’s lenders in evaluating the Company’s performance because it believes that they permit management and the Company’s lenders to make a more meaningful comparison of the Company’s performance between periods presented by excluding certain non-operating expenses as well as certain non-cash expenses and non-recurring expenses.

EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin

Reconciliation to Net Earnings

(In millions of US dollars)

(Unaudited)

	Three months ended December 31,		Year ended December 31,
	2016	2015	2016	2015
	$	$	$	$
Net earnings	21.7	17.5	51.1	56.7
Interest and other finance costs	1.3	1.5	5.0	3.2
Income tax expense (benefit)	9.7	(4.4)	19.6	11.0
Depreciation and amortization	8.7	10.6	31.0	30.9

EBITDA	41.4	25.2	106.7	101.7
Manufacturing facility closures, restructuring and other related charges (recoveries)	(7.7)	2.7	2.4	3.7
Share-based compensation expense	1.6	2.3	8.2	3.2
Impairment (reversal of impairment) of long-lived assets and other assets	0.1	(5.8)	0.2	(5.8)
Loss (gain) on disposal of property, plant and equipment	0.0	0.2	0.1	(0.8)
Other Item: Litigation Settlement	—	—	1.9	—

Adjusted EBITDA	35.3	24.6	119.5	102.0

Revenue	209.9	195.7	808.8	781.9
Adjusted EBITDA margin	16.8%	12.6%	14.8%	13.0%

Free Cash Flows

The Company is reporting free cash flows, a non-GAAP financial measure, because it is used by management and investors in evaluating the Company’s performance and liquidity. Free cash flows does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Free cash flows should not be interpreted to represent residual cash flow available for discretionary purposes, as it excludes other mandatory expenditures such as debt service.

Free cash flows is defined by the Company as cash flows from operating activities less purchases of property, plant and equipment.

Free Cash Flows Reconciliation

(In millions of US dollars)

(Unaudited)

	Three months ended December 31,		Year ended December 31,
	2016	2015	2016	2015
	$	$	$	$
Cash flows from operating activities	65.0	41.9	108.1	102.3
Less purchases of property, plant and equipment	(14.2)	(8.5)	(50.0)	(34.3)

Free cash flows	50.8	33.3	58.2	68.0